FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen FY2007 Third Quarter Earnings Results

2.	Earnings/Forecasts Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	November 8, 2007	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Webzen FY2007 Third Quarter Results Summary

(Unit: KRW mm)
	2007 Q3	2007 Q2	QoQ	2006 Q3	YoY
Revenue	7,556	7,397	2.1%	5,053	49.5%
Operating Expenses	11,146	9,207	21.1%	12,028	-7.3%
Operating Profit	-3,590	-1,810	-	-6,975	-48.5%
OP Margin	-	-	-	-	-
Ordinary Profit	-2,585	-1,989	-	-7,546	-
Ordinary Profit Margin	-	-	-	-	-
Net Income	-3,265	-2,418	-	-5,987	-

During 3rd quarter, we realized a 7.5 billion won revenue and a 3.5 billion operating loss.
Revenue increased 2% QoQ and increased 49% YoY.
Due the increase in marketing expenses related to Huxley’s close beta and the increase in commission paid, total operating expenses increased 21% to 11.1 billion won.
Accordingly, operating loss increased to 3.5 billion won, but decreased 48% YoY.
Ordinary loss was 2.5 billion won, and net loss was 3.2 billion won.

Revenue Breakdown
(Unit: KRW mm)
	2007 Q3	2007 Q2	QoQ	2006 Q3	YoY
Revenue	7,556	7,397	2.1%	5,053	49.5%
Domestic	4,941	4,821	2.5%	4,289	15.2%
Overseas	2,614	2,573	1.6%	748	249.5%
Other	1	3	-66.7%	16	-93.8%

Domestic revenue increased 2% to 4.9 billion won. With continuous content updates, SUN’s domestic revenue increased, and MU’s domestic revenue decreased.
Third quarter overseas royalty revenue increased slightly to 2.6 billion won.

Domestic Revenue Breakdown
(Unit: KRW mm)
	2007 Q3	2007 Q2	QoQ	2006 Q3	YoY
MU	4,057	4,125	-1.6%	4,289	-5.4%
Individual	3,235	3,310	-2.3%	3,264	-0.9%
Internet Café	822	815	0.9%	1,025	-19.8%
Soul of the Ultimate Nation (SUN)	884	696	27.0%	-	-
Individual	530	340	55.9%	-	-
Internet Café	354	356	-0.6%	-	-
Total	4,941	4,821	2.5%	4,289	-15.2%

Among the domestic revenue, MU’s individual accounts decreased 2% to 3.2 billion won and internet café revenue was 800 million won, which was similar to previous quarter.
SUN’s revenue, including internet café revenue, was 884 million won, which increased 27% QoQ.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	2007 Q3	2007 Q2	QoQ	2006 Q3	YoY
MU	814	976	-16.6%	748	8.7%
China	123	51	141.2%	57	115.8%
Taiwan	100	98	2.0%	110	-9.1%
Japan	483	675	-28.6%	467	3.2%
Thailand	-	-	-	-	-
Philippines	40	55	-27.3%	69	-42.0%
Vietnam	14	35	-60.0%	26	-46.2%
U.S.	54	62	-12.9%	19	184.2%
Soul of the Ultimate Nation (SUN)	1,798	1,576	14.1%	-	-
Taiwan	172	177	-2.8%	-	-
China	1,626	1,399	16.3%	-	-
Other	2	21	-	-	-
TOTAL	2,614	2,573	1.6%	748	249.5%

MU’s overseas royalty revenue decreased 16% to 810 million won.
MU China revenue has increased since the microtransaction model change, but was offset by the decrease in revenue from the remaining regions such as Japan. SUN’s overseas royalty revenue during third quarter was 1.6 billion won

Total Operating Expenses
(Unit: KRW mm)
	2007 Q3	2007 Q2	QoQ	2006 Q3	YoY
Total Operating Costs	11,146	9,207	21.1%	12,028	-7.3%
Labor Costs	5,645	4,763	18.5%	5,915	-4.6%
Depreciation	450	538	-16.4%	583	-22.8%
Commission Paid	1,770	1,180	50.0%	1,570	12.7%
Marketing Expenses	855	159	437.7%	1,492	-42.7%
Sales Commission	154	134	14.9%	173	-11.0%
Other	2,272	2,433	-6.6%	2,295	-1.0%

Due to the payment of thanksgiving bonuses and performance incentives, labor costs increased 18% to 5.6 billion won. Total headcount as of third quarter decreased by 5 personnel to 536. Depreciation decreased 16% to 450 million won, and sales commission increased 15% to 150 million won. Commission paid was 1.7 billion won. Due to the increase in marketing expenses associated with Huxley’s close beta, marketing expenses increased to 855 million won.

Non-operating Items
(Unit: KRW mm)
	2007 Q3	2007 Q2	QoQ	2006 Q3	YoY
Non-operating Income	1,005	-179	-	-571	-
Interest Income	894	916	-2.4%	973	-8.1%
Profit (Loss) on Foreign Exchange	-22	-80	-	-85	-
Gain on Equity Method	-829	-1,250	-	-1,501	-
Gain on disposal of Marketable Securities	859	301	185.4%	3	-
Other	103	-66	-	39	-

Although interest income decreased due to the decrease in our cash balance, with the decrease of loss in equity method of 420 million won and the increase in gain on disposal of marketable securities, we recognized a 1 billion non-operating profit during third quarter. As of end of third quarter, cash, cash equivalents, and marketable securities, excluding GameOn shares increased by 3.2 billion won to 74.3 billion won. This was due to the improvement of our cash flow related to the sale of our treasury stock trust fund and the disposal of tangible assets.

Equity Method
(Unit: KRW mm)
	2007 Q3	2007 Q2	QoQ	2006 Q3	YoY
9Webzen	-59	-268	-	-436	-
Webzen Taiwan	-1	-	-	-278	-
Webzen China	-212	-416	-	-11	-
Webzen America	-557	-566	-	-776	-
Total	-829	-1,250	-	-1,501	-

Our loss in equity method decreased by 421 million won to -829 million won.

* The financial results for FY2007 third quarter have been prepared on an un-audited basis according to Korean GAAP standards, and may be subject to change during the independent auditing process. Webzen Inc. disclaims responsibility for individual investment decisions made based on this material.

Contacts:
Webzen Inc. (WZEN)
Investor Relations
(822) 3498-6818
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Item 2

Earnings Forecasts/Guidance

❖ The information contained in this forecast is estimated. The actual results may vary.
1. Details of Information
Period	2007 Q4(10/01/2007 – 12/31/2007)
Details of Prospects/Forecasts	2007 Q3 Guidance - Revenue: 7.5 billion won (MU: 4.93 billion won, SUN: 2.3 billion won, Other 270 million won) - Operating Profit: -2.8 billion won - Ordinary Profit: 1 billion won
2. Basis for Prospects/Forecasts
- In Q4 with game updates and seasonal effect, we expect a stable performance. Although we are expecting operating costs related to Huxley and Parfait Station’s close beta, through effective cost control, we expect earnings to be similar to Q3.
- In Q4, we are expecting ordinary profit to turn black through a gain on disposal of tangible assets of about 3.6 billion won.

3. Other	Please acknowledge that our guidance is based on company’s recent business results and internal research, and may be changed due to market conditions and management principles.
4. Selective Release
Information Providers	Webzen Inc.
Intended Audience	Institutional investors and retail investors, analysts, media, etc.
(Scheduled) Time and Place for Release of Information	11/07/2007 after public disclosure
5. Contact Information
Person Responsible for Disclosure (Contact Information)	Won Seon Kim, CFO (+82-2-3498-1600)
Person in Charge of Disclosure (Contact Information)	Shin Mook Lim, (+82-2-3498-1600)
Office in Charge (Contact Information)	Investor Relations (+82-2-3498-6818)

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.